SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE C
Washington D.C. 2054

10028742

SEC File Number
8-49679

ANNUAL AUDITED REP...
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2009** and ending **December 31, 2009**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 577-2380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick B. Joyce, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Oberweis Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Executive Vice President

Title

SUNIL D. BHARDWAJ
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
October 20, 2012

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

OBERWEIS SECURITIES, INC.

Lisle, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2009 and 2008

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 9, 2010

OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

	2009	2008
ASSETS		
Cash and cash equivalents	$ 3,485	$ 2,420
Receivable from clearing broker-dealer	1,201,252	2,138,408
Receivable from investment company - related party	115,074	48,859
Securities owned	3,143,699	2,645,835
Deposits with clearing organization	130,059	104,437
Interest receivable	45,878	53,972
Other receivables	380	15,968
TOTAL ASSETS	$ 4,639,827	$ 5,009,899

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
LIABILITIES		
Payable to clearing broker-dealer	$ 2,709,557	$ 3,167,003
Accrued commissions	25,422	32,000
Accrued income taxes	4,729	45,369
Accrued expenses and other liabilities	463,303	436,127
Total Liabilities	3,203,011	3,680,499
STOCKHOLDERS' EQUITY	1,436,816	1,329,400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,639,827	$ 5,009,899

See notes to statements of financial condition.

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is a registered broker-dealer and investment advisor. The Company is registered with the Securities and Exchange Commission ("SEC") as both a broker-dealer and investment advisor and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Tax

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

On January 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. At the adoption date, the standard had no effect on the financial statements. In addition, the Company did not have any uncertain tax positions at December 31, 2009. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income.

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through February 9, 2010, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements."

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of December 31, 2009 and 2008 are as follows:

	2009	2008
Cost	$ 3,315,733	$ 2,580,658
Unrealized gain	31,020	65,177
Unrealized loss	(203,054)	-
Total fair value	3,143,699	2,645,835
Add - receivable from clearing broker-dealer	1,201,252	2,138,408
Less - margin account indebtedness	(2,709,557)	(3,167,003)
Marketable securities, net	$ 1,635,394	$ 1,617,240

Marketable securities are valued and carried at fair value on a recurring basis.

The fair value of the Company's other financial instruments, including cash and cash equivalents, receivables, payables and accrued expenses approximated their carrying value as of December 31, 2009 and 2008 due to the short-term nature of those items.

NOTE 3 - Marketable Securities (cont.)

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three levels listed below:

-Level 1 - Quoted prices in active markets for identical securities.

-Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

-Level 3 - Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The Company used level 1 inputs to value its assets totaling $76,333 as of December 31, 2009 and the Company used level 2 inputs totaling $3,067,366 and $2,645,835 as of December 31, 2009 and December 31, 2008, respectively.

NOTE 4 - Common Stock

On August 31, 2008, the Company repurchased five shares of stock from a stockholder. The total price paid for these shares was $63,139.

NOTE 5 - Retirement Plan

Effective January 1, 2008, the Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the years ended December 31, 2009 and December 31, 2008 totaled $76,606 and $98,253, respectively.

NOTE 6 - Related Parties

The Company has expense sharing agreements with Oberweis Asset Management, Inc. ("OAM") and Oberweis Publishing Company, Inc. ("OPC"), both of which are related parties with common ownership to that of the Company.

The OAM agreement requires that the Company recognize its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from OAM for services rendered.

The OPC agreement, which was executed January 1, 2008, entitles the Company to monthly payments in exchange for publishing services provided by Company employees.

The amounts received by the Company under the expense sharing agreements for the years ended December 31, 2009 and 2008 totaled $454,402 and $515,756, respectively. Amounts due from OAM at December 31, 2009 and 2008 were $0 and $15,864, respectively. There were no amounts due from OPC at December 31, 2009.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2009 and 2008, fees earned were $944,366 and $1,439,491, respectively. As of December 31, 2009 and 2008, amounts due to the Company relating to these fees were $115,074 and $48,859, respectively.

NOTE 7 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 8 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 9 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 10 - Pending Litigation

Prior to January 1, 2009, the Company was named as a defendant in an Illinois Workers' Compensation Commission arbitration action filed by a former employee seeking damages. No accrual was recorded at December 31, 2008 as the amount to be paid was not likely nor determinable. The action was settled for $159,304 in 2009.

In the normal course of business the Company may be subject to various regulatory or legal actions. At December 31, 2009, there are no such actions or claims for which the Company believes it is probable that a material financial consequence will be realized or from which any significant restitutions or sanctions will be placed on their business activities.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $1,117,098 and $1,074,380, respectively, which was $1,017,098 and $974,380, respectively, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio in each year was 0.44 to 1 and 0.48 to 1, respectively. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 FOCUS filing.